UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

EXTRACT FROM THE MINUTES OF THE 145th MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 28 2009

1. DATE, TIME AND PLACE: On October 28 2009 at 10:00 a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”) and Board of Executive Officers also registering the presence of José Reinaldo Magalhães, Chairman of the Fiscal Council, during the period of discussion and deliberation of the proposal for the incorporation of shares of the minority shareholders of the controlled companies Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”).

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and the minutes of the meeting thereof should be drafted in summarized format. The right to make statements and dissent was granted, these manifestations to be filed at the Company’s registered offices. Approval was given for the publication of the minutes in extract format, omitting board members’ signatures.

It was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted:

(i) Take Cognizance of the Work Schedule of the Related Parties, Personnel Management and Management Processes Committees and of the Budget Commission for this month, registering the following statements: Related Parties Committee: Examined the conditions of the corporate guarantee rendered by CPFL Energia for the Import Letters of Credit and the Debentures issued by EPASA, and concluded that both operations contracted which involve the Banco do Brasil, a party related to the shareholder, 521 Participações S.A., comply with usual market practices and conditions;

(ii) Take Cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the businesses of the Company and the sector indicators, as well as the status of the energy generation projects under study by the Company;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

(iii) Approved the minutes of the 144th Meeting of the Board of Directors held on September 30 2009;

(iv) Approved, pursuant to items “x” and “ab” of Article 18 of the Company’s Bylaws, the Internal Charter of the Board of Directors and the Corporate Governance Guidelines of CPFL Energia, which were revised for the purpose of adjusting them to the current corporate governance practices adopted by the Company;

(v) Ratified, pursuant to items “o” and “u” of Article 18 of the Company’s Bylaws and pursuant to the Resolution of the Board of Executive Officers number 2009067, the rendering of a corporate guarantee by the Company, through the ‘aval’ on the Import Letters of Credit opened by the controlled company CENTRAIS ELÉTRICAS DA PARAÍBA S.A. (“EPASA”) through the Banco do Brasil in favor of the companies MAN DIESEL and STX HEAVY INDUSTRIES, in the total amount of € 86,925,000.00 (eighty-six million, nine hundred and twenty-five thousand Euros);

(vi) Approved, pursuant to items “o” and “u” of Article 18 of the Company’s Bylaws and the conditions described in the Board of Executive Officers Resolution number 2009068, the granting by the Company of a guarantee covering the payment of 450 debentures of the 1st issue of EPASA, all nominative and book entry, in a single series, of the subordinate type, with a unit nominal value on the issue date, which is November 1 2009 (“Date of Issue”), of R$ 1,000,000.00 (one million reais), totaling in all R$ 450,000,000.00 (four hundred and fifty million reais) (“Debentures”).

The guarantee shall be granted with the express waiving of the benefit of order and, pursuant to the terms of the prevailing legislation, shall be limited to 70% (seventy per cent) of the total value of the debt of EPASA represented by the Debentures, together with the remuneration as defined below and the applicable default charges, as well as other monetary obligations pursuant to the Private Issue Deed of Simple Debentures, not Convertible into Shares, of the Subordinated Type in a Single Series for Public Distribution on a Restricted Placement Efforts basis, of Centrais Elétricas da Paraíba S.A. – EPASA (“Issue Deed”).

The Debentures carry a maturity date for interest and principle as of December 30 2010, and shall be entitled to a remuneration equivalent to 112.60% (one hundred and twelve percent and sixty one hundredths of one percent) of the accumulated variation of the daily rates of the Interfinancial Deposits - DI for one day, “over extra group”, expressed in an annual percentage form, on a 252 (two hundred and fifty-two) business day basis, calculated and published by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (the OTC Clearing House) in the Daily Bulletin as shown on its Internet page (http://www.cetip.com.br) (“Remuneration”).

(vii) Resolved pursuant to items “d”, “g” and “r” of Article 18 of the Company’s Bylaws and the conditions described in the Resolution of the Board of Executive Officers 2009071:

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

(vii.i) to approve the transfer of all the Shares in Custody of CPFL Energia, issued by the controlled companies CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Jaguari and Jaguari Geração, which have been recorded in the accounts as an Investment since the unwinding of the cross shareholding of the companies of the “CMS Energy Brasil” group, which took place in 2004, to the respective identified owners and not located prior to the execution of the operations of incorporation of shares of the minority shareholders into the Company’s equity;

(vii.ii) to approve the entire content of the seven (7) Instruments of Protocol and Justification of Incorporation of Shares the Issue of the controlled companies CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Jaguari, Jaguari Geração and CPFL Santa Cruz (jointly, “the Controlled Companies”) to the equity of the Company (“Protocols”), signed as of today’s date;

(vii.iii) to ratify the nomination by the Board of Executive Officers of the Company of the companies Hirashima e Associados Consultoria em Transações Societárias Ltda. and Hirashima e Associados Ltda., which have been engaged to prepare, respectively, the valuation reports of the shareholders’ equity at market prices of the Company and the Controlled Companies as well as the valuation reports for the economic value of the Controlled Companies and the Company;

(vii.iv) to approve the entire content of the valuation reports of the shareholders’ equity at market prices of the Company and the Controlled Companies, prepared by Hirashima & Associados Ltda.;

(vii.v) to approve the entire content of the valuation reports of the economic value of the Controlled Companies and the Company, prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda.;

(vii.vi) to approve the share exchange ratio, negotiated and agreed for application in the seven operations for incorporation of shares on the basis of the economic value calculated on a discounted cash flow basis as at the baseline date of June 30 2009, and the conversion of the Controlled Companies into wholly owned subsidiaries of the Company;

(vii.vii) to approve the increase of capital of the Company in view of the incorporation of shares;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
Company Registry (NIRE): 35.300.186.133

(vii.viii) to approve the amendment of the text of Article 5 of the Bylaws of the Company to reflect the new monetary expression and the breakdown of the capital stock of the Company;

(vii.ix) to submit the documents pertaining to the incorporation of the shares of the Controlled Companies into the shareholders’ equity of CPFL Energia and subsequent increase in capital for examination of the Fiscal Council; to recommend to the representatives of the Company at the respective General Shareholders’ Meetings of the Controlled Companies a vote in favor of the incorporation of the shares, the ownership of the minority shareholders, into the shareholders’ equity of CPFL Energia; to call a General Shareholders’ Meeting of CPFL Energia to deliberate on matters described in items (vii.ii) to (vii.viii) above and to authorize the Board of Executive Officers of the Company and the Controlled Companies to take all the measures and promote all the acts necessary to implement the said incorporation of shares;

(viii) Recommended to the representatives of the Company sitting on the Boards of Directors of the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”) and CPFL Santa Cruz a vote favorable to the approval of the following matter: CONTRACTING OF ENERGY AT THE OLD ENERGY AUCTION (A-1) FOR DELIVERY AS FROM 2010 AND AT THE NEW ENERGY AUCTION (A-5) FOR DELIVERY AS FROM 2014 (Resolutions of the Board of Executive Officers n umbers 2009157, 2009116, 20091642 and 2009061); and

(ix) Take cognizance of the activities relative to the conclusion of work with respect to the Financial Statements for the Fiscal Year 2008 presented to the Management of the Company, through Internal Controls Letter 2008, reported by Messrs Jarib Fogaça (Head Partner) and Márcio Santos (Senior Manager), representatives of KPMG Auditores Independentes, no material weaknesses or significant deficiencies being identified in the said Financial Statements.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Pedro Pullen Parente, Ricardo Carvalho Giambroni, Francisco Caprino Neto, José Ayres de Campos, Milton Luciano dos Santos, Susana H. Stiphan Jabra, Ana Dolores M. Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English Translation of the excerpt from the original minutes drafted to the
Minutes Register

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.